ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL

May 3, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Mindy Hooker
Kevin Stertzel
Sherry Haywood
Jay Ingram

Re:	Mayville Engineering Company, Inc.
Amendment No. 1 to Form S-1
Filed April 29, 2019
File No. 333-230840

Ladies and Gentlemen:

On behalf of our client, Mayville Engineering Company, Inc. (the “Company” or “MEC”), set forth below is the response of the Company to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated May 1, 2019, with respect to the above referenced Amendment No. 1 to Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and an Amendment No. 2 to the Registration Statement. The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the Staff’s comment letter, and following such comment is the response of the Company (in regular type).

Form S-1/A filed April 29, 2019

Dilution, page 43

1.

Please revise your dilution calculation and related disclosures to quantify the following: net tangible book value prior to the offering, the change in the net tangible book value per share attributable to the offering, and the amount of immediate dilution as a result of the offering. Please reference Item 506 of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised this disclosure in Amendment No. 2 to the Registration Statement.

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AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

May 3, 2019

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5668.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:	Robert D. Kamphuis
Todd M. Butz
Mayville Engineering Company, Inc.